Schedule 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Promotora de Informaciones, S.A.

(Name of Issuer)
Class A ordinary shares, par value €0.10 per share
American Depositary Shares, each representing four (4) Class A ordinary shares, par value
€0.10 per share evidenced by American Depositary Receipts

(Title of Class of Securities)
E82880126 (Ordinary Shares)
74343G204 (American Depositary Shares)

(CUSIP Number)
Jared Bluestein
c/o Berggruen Holdings Inc.
1114 Avenue of the Americas
41st Floor
New York, New York 10036
(212) 380-2230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 29, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	E82880126 74343G204	Page	2	of	12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berggruen Acquisition Holdings Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		50,158,260*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

50,158,260*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,158,260*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* See Item 5.

SCHEDULE 13D

CUSIP No.	E82880126 74343G204	Page	3	of	12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berggruen Holdings North America Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		50,158,260*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

50,158,260*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,158,260*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* See Item 5.

SCHEDULE 13D

CUSIP No.	E82880126 74343G204	Page	4	of	12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berggruen Holdings Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		50,158,260*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

50,158,260*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,158,260*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* See Item 5.

SCHEDULE 13D

CUSIP No.	E82880126 74343G204	Page	5	of	12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicolas Berggruen Charitable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		50,158,260*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

50,158,260*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,158,260*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* See Item 5.

SCHEDULE 13D

CUSIP No.	E82880126 74343G204	Page	6	of	12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicolas Berggruen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		50,158,260*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

50,158,260*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,158,260*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* See Item 5.

Item 1. Security and Issuer.
     This Statement on Schedule 13D (this “Statement”) relates to the Class A Ordinary Shares (the “Class A Shares”) of Promotora de Informaciones, S.A., a Spanish sociedad anónima (the “Issuer”), including shares represented by the Issuer’s American Depositary Shares (the “ADSs”). The principal executive offices of the Issuer are located at Gran Vía, 32, 28013 Madrid, Spain.
Item 2. Identity and Background.
     (a) — (c) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Berggruen Acquisition Holdings Ltd (“BAH”), a British Virgin Islands (“BVI”) business company, Berggruen Holdings North America Ltd, a BVI business company (“BHNA”), Berggruen Holdings Ltd, a BVI business company (“Berggruen Holdings”), Nicolas Berggruen Charitable Trust (formerly known as the Tarragona Trust), a BVI trust (the “NB Charitable Trust”) and Nicolas Berggruen. Each of BAH, BHNA, Berggruen Holdings, the NB Charitable Trust and Mr. Berggruen is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.
     BAH is a direct subsidiary of BHNA. BHNA is the managing and majority shareholder of BAH and a direct, wholly-owned subsidiary of Berggruen Holdings. All of the shares of Berggruen Holdings are owned by the NB Charitable Trust. The trustee of the NB Charitable Trust is Maitland Trustees Limited, a BVI corporation acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer. Mr. Berggruen is a director of BAH and may be considered to have beneficial ownership of BAH’s interests in the Issuer.
     The principal business activity of each of BAH, BHNA and Berggruen Holdings is that of a private investment company investing internationally in an extensive range of asset classes on an opportunistic basis, including direct private equity, stocks and bonds, hedge funds, private equity funds, and real estate. Mr. Berggruen is the founder and president of Berggruen Holdings. The principal business activity of the NB Charitable Trust is that of a private investment trust formed to own all of the outstanding capital stock of Berggruen Holdings.
     The principal business address of BAH is Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The principal business address of each of BHNA, Berggruen Holdings and the NB Charitable Trust is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. The principal business address of Mr. Berggruen is care of Greenberg Traurig, P.A., 401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301.
     During the last five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on SCHEDULE A attached hereto.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons are all affiliated with Berggruen Holdings, a private investment company investing internationally in an extensive range of asset classes. The source of funds is investment capital contributed by the NB Charitable Trust.
     The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.
Item 4. Purpose of Transaction.
     Liberty Acquisition Holdings Corp. (“Liberty”) was formed as a blank check company on June 27, 2007 to acquire an operating business or businesses through a merger, stock exchange, asset acquisition, reorganization or similar business combination. On August 4, 2010, Liberty entered into an Amended and Restated Business Combination Agreement among Liberty, Liberty Acquisition Holdings Virginia, Inc., a wholly-owned subsidiary of Liberty (“Liberty Virginia”), and the Issuer (as amended, the “Business Combination Agreement”).
     Upon consummation of the transactions contemplated by the Business Combination Agreement, (i) Liberty merged with and into Liberty Virginia with Liberty Virginia surviving the merger and (ii) Liberty Virginia effected a statutory share exchange with the Issuer (the “Share Exchange”) as a result of which, among other things, Liberty Virginia became a wholly owned subsidiary of the Issuer and each then outstanding share of Liberty Virginia capital stock was exchanged for cash or a combination of cash, Class A Shares and Class B convertible non-voting shares of the Issuer (“Class B Shares”).
     Immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement, BAH owned 11,123,900 shares of Liberty common stock and 25,000 shares of Liberty Series A preferred stock. Upon consummation of the transactions contemplated by the Business Combination Agreement, BAH received 16,719,420 Class A Shares and 33,438,840 Class B Shares in exchange for those securities.
     Certain of the Issuer’s Class A Shares and Class B Shares are represented by the Issuer’s American Depositary Shares, or ADSs, with each ADS-A representing four Class A Shares and each ADS-NV representing four Class B Shares. Under the Issuer’s bylaws, holders of the Class A Shares are entitled to one vote per share on all matters to be voted upon by shareholders and holders of the Class B Shares do not have voting rights. Each Class B Share is convertible at any time at the option of the holder into one Class A Share.
     Subject to the terms and conditions set forth in the related deposit agreement, the ADSs may be withdrawn from the U.S. depositary and converted into the underlying Class A Shares and Class B Shares at any time. Following such withdrawal and conversion, the Class A Shares and Class B Shares may be subsequently converted back into ADSs and redeposited into the U.S. depositary. As of the date of this Statement, all of the Class A Shares and Class B Shares beneficially owned by the Reporting Persons are represented by ADSs. The Reporting Persons are currently evaluating, however, whether to convert some or all of the ADSs into the underlying Class A Shares and/or Class B Shares, as applicable, and may do so at any time or from time to time (and at any time thereafter may convert some or all of such Class A Shares and/or Class B Shares back into ADSs).
     On November 27, 2010, Mr. Berggruen became a director of the Issuer.
     The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein (and after giving effect to the Business Combination), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
     The information set forth in Item 3 of this Statement is hereby incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
(a) — (b) As of the date hereof, the Reporting Persons beneficially own and have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 50,158,260 shares (consisting of 16,719,420 Class A Shares and 33,438,840 Class B Shares that are convertible at any time at the option of the holder into a like number of Class A Shares), representing 10.5% of all outstanding Class A Shares (assuming the conversion of the 33,438,840 Class B Shares beneficially owned by the Reporting Persons, but without including any Class B Shares held by any other persons). The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

(c) The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.
(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Shares of the Issuer reported by this Statement.
(e) Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     BAH has committed, subject to certain exceptions, that it will not, without the prior written consent of Liberty Virginia, sell, assign, transfer, pledge or otherwise dispose any of its Issuer securities received in the business combination in exchange for its Liberty common stock owned prior to Liberty’s initial public offering, until November 30, 2011.
     The information set forth in Items 3 and 4 of this Statement is hereby incorporated herein by reference.
Item 7. Materials to be Filed as Exhibits.

Exhibit A —	Joint Filing Agreement among the Reporting Persons, dated December 9, 2010.

Exhibit B —	Limited Power of Attorney, dated June 23, 2006, given by Maitland Trustees Limited, as trustee of the NB Charitable Trust (formerly known as Tarragona Trust), to Jared Bluestein (incorporated by reference to Exhibit 24.3 to the Form 3 filed by the Reporting Persons with respect to Liberty on December 6, 2007).

Exhibit C —	Limited Power of Attorney, dated October 23, 2007, given by Nicolas Berggruen to Jared S. Bluestein (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Mr. Berggruen with respect to Liberty on December 6, 2007).

Exhibit D —	Form of Founder Post-Closing Lock-Up Letter Agreement (incorporated by reference to Exhibit 99.20 to the Issuer’s Registration Statement on Form F-4/A filed on October 13, 2010).

Exhibit E —	Amended and Restated Business Combination Agreement, dated as of August 4, 2010, among the Issuer, Liberty and Liberty Virginia (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Liberty on August 9, 2010).

Exhibit F —	Amendment No. 1 to Amended and Restated Business Combination Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Liberty on August 16, 2010).

SIGNATURE
     After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2010	Berggruen Acquisition Holdings Ltd
	By:	/S/ JARED BLUESTEIN
	Name:	Jared Bluestein
	Title:	Secretary

Berggruen Holdings North America Ltd
	By:	/S/ JARED BLUESTEIN
	Name:	Jared Bluestein
	Title:	Director

Berggruen Holdings Ltd
	By:	/S/ JARED BLUESTEIN
	Name:	Jared Bluestein
	Title:	Director

Nicolas Berggruen Charitable Trust
	By:	Maitland Trustees Limited, as Trustee

	By:	*

*
Nicolas Berggruen

* By	/S/ JARED BLUESTEIN Jared Bluestein
Attorney-in-Fact